SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2026

Commission File Number 1-03006

PLDT Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No 

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2025. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copies of the disclosure letters that PLDT Inc. (the “Company”) filed on November 12, 2026 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the following matters:

(a)
Press release in connection with the Company’s unaudited consolidated financial results for the nine (9) months ended September 30, 2026;

(b)
Declaration of a cash dividend of P12,285,000.00 on all of the outstanding shares of Series IV Cumulative Non-Convertible Redeemable Preferred Stock of the Company for the quarter period ending December 15, 2026 and payable on December 15, 2026 to the holder of record as of November 24, 2026.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2026, which are sufficient to cover the total amount of the dividend declared;

(c)
Election of a director;

(d)
Promotion of an executive to an officer position;

(e)
Appointment of the Assistant Corporate Secretary; and

(f)
Extension of employment of an officer.

26

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Marilyn A. Victorio-Aquino Name : Marilyn A. Victorio-Aquino Title : Corporate Secretary Date : November 12, 2026